June 20, 2014

VIA FACSIMILE AND EDGAR TRANSMISSION

Mr. Lyn Shenk, Branch Chief

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Copa Holdings, S.A. Form 20-F for the Fiscal Year Ended December 31, 2013

Filed April 29, 2014

(File No. 001-32696)

Dear Mr. Shenk:

By letter dated June 9, 2014 (the “Comment Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided certain comments on the annual report on Form 20-F for the fiscal year ended December 31, 2013, as filed on April 29, 2014 (the “2013 Form 20-F”) by Copa Holdings, S.A. (the “Company”). The Company today is submitting herewith, via EDGAR and facsimile, responses to the Staff’s comments.

For convenience, we have reproduced below the Staff’s comments in bold and have provided the Company’s responses immediately below the comments.

Item 5: Operating and Financial Review and Prospects

B. Liquidity and Capital Resources, page 57

1.	We note per the risk factor on page 14 that continued delays in remitting funds currently held in Venezuela or converting funds at a lower exchange rate could adversely affect liquidity. Please tell us and provide disclosure describing such adverse effects and what measures you plan to take to ensure sufficient liquidity pending repatriation or devaluation of current outstanding amounts..

For the year ended December 31, 2013, 15.5% of our revenue originated from sales in Venezuela. As of December 31, 2013, our total cash balance subject to exchange controls in Venezuela was $485.8 million. On a consolidated basis, our total cash and cash equivalents for the year ended December 31, 2013 was $1.1 billion.

Historically, we have not been required to rely on income from operations from Venezuela to meet our liquidity requirements and have had sufficient cash balances and other sources of liquidity outside of Venezuela to fund our operations. Our cash and cash equivalent position without the funds in Venezuela represented 30% of our revenues for the last 12 months, which we believe provides us with a strong liquidity position.

There is a financial cost to us of maintaining such a large balance of cash in Venezuela subject to exchange controls, and a devaluation of that balance could have an adverse effect on our results of operations and financial position. Our ability to repatriate funds from Venezuela continues to be an ongoing challenge. However, we expect that our repatriation risk will decrease in future periods as we proceed with our previously disclosed plan to scale back our operations in the country.

We believe that we have adequately disclosed risks related to liquidity and our ability to manage such risks in the 2013 Form 20-F. As disclosed on page 57, we currently forecast cash requirements weekly, taking into account the Venezuelan exchange controls. We will consider disclosing in future filings that there is a financial cost of maintaining a large cash balance subject to exchange controls in Venezuela and can disclose the extent to which we expect to rely on cash balances subject to exchange controls in Venezuela to fund our liquidity needs in future periods.

2.	We note that you are in the process of substantially reducing your service to Venezuela to reduce your exposure to further accumulations of unremitted cash and have already carried out other actions to restrict ticket sales in the country. Given the significance of revenues from operations to and from Venezuela in previous periods, please tell us what actions you have implemented, and plan to implement, as well as the impact these service reductions are expected to have on your short term and long term operating revenues.

As noted in the prior response, due to the remittance concerns, we have decided to reduce service to and from Venezuela. As noted on page 14 of the 2013 Form 20-F, we have already begun to restrict ticket sales for passengers paying in Venezuelan bolivars. We also anticipate making capacity cuts this year, which we will fully disclose, along with any additional material changes that we implement, in future filings. To date, any decrease in revenues from Venezuela has been offset by growth in revenues in other areas, and we currently expect this trend to continue in future periods. A number of these initiatives are in their early stages, however, and subject to change. We believe that our business model will continue to drive healthy growth notwithstanding the capacity reduction in Venezuela. In future filing, we will update and expand this disclosure as appropriate to adequately disclosure any material trend affecting our operating revenues.

3.	In light of the increasing delays the company has experienced for approvals by the Venezuelan government to repatriate funds, including recent delays of up to 12 months, please tell us what consideration has been given to classifying these funds as a non-current asset in the statement of financial position.

In connection with our audit, we determined that there was no indication that delays in the repatriation of our funds held in Venezuela would exceed 12 months. However, to properly account for these delays, we did reclassify the funds under short term investments instead of cash and cash equivalents.

While we concluded that it was appropriate to continue to classify these funds as current assets as of December 31, 2013, we will reassess our classification in future filings if appropriate based on audit analysis. As disclosed on a Form 6-K submitted on June 17, 2014, Copa Airlines received a payment of USD$43.3 million from the Centro Nacional de Comercio Exterior in Venezuela (CENCOEX), which represented pending repatriation requests from January and February 2013 and were paid at the official exchange rate of 6.30 bolivars per US dollar.

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4.	In future filings, please consider providing disclosure that allows an investor to understand the portion of the investment balance that has been requested for repatriation based upon the rate in effect in 2013 and the portion of the balance subject to the new rates passed in 2014 for airline ticket purchases.

During 2013, our cash balance in Venezuela subject to exchange controls was subject to a single rate throughout the period. On page 14 of the 2013 Form 20-F, we describe the recent changes to the Venezuelan exchange rate in 2014. We note that we currently expect our cash balances for 2014 to be subject to both the SICAD I rate and the SICAD II rate. In future filings, to the extent that we have cash balances subject to different exchange rates, we will provide additional disclosure to allow investors to understand the extent to which different exchange rates apply to cash balances subject to exchange controls.

5.	Please tell us and disclose the amount of funds that have been repatriated in each financial period presented. Consider providing disclosure that allows an investor to understand the accumulation of the investment balance with regard to the financial period the flights took place.

Please see the table below indicating the funds that have been repatriated for each of the listed periods:

(in USD Millions)	2013	2012	2011	2010	2009
Revenue of the period	$396.4	$257.3	$178.5	$123.0	$176.9
Sales for the period	$489.1	$248.3	$142.5	$97.8	$138.6
Funds repatriated for revenue recognized	$161.3	$171.9	$109.2	$103.6	$93.5
Funds repatriated	$0	$84.4	$53.8	$26.5	$36.2

In future filings, to the extent that we have cash balances subject to different exchange rates, we will indicate the portion of our cash balance subject to the applicable rates.

6.	We note that 8.3% of your revenue originated from sales in Argentina for the period ended December 31, 2013. To the extent the sales are material in future periods, please provide a discussion on what is happening within the country with regard to the nationwide index released in 2014 and its impact on consumer prices, including any expected impact to airlines ticket prices.

Argentina does not represent a material portion of our business. In the future, we expect that it will continue to constitute a small percentage of our business. Thus, we do not currently anticipate that

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the new nationwide index will have a material impact on our results of operation in the future but will reassess as appropriate in connection with future filings.

Consolidated Statement of Cash Flows, page F-6

7. Please tell us the nature of the $102 million identified as ‘advance payments on aircraft purchases contracts reimbursements’ in the investing section of the cash flow statement.

In 2012, our expenditures on advance payments for aircraft purchases were $194.9 million, as indicated on pages 26 and 58 of the 2013 Form 20-F. However, we did not purchase all of the aircraft as initially planned, but instead we financed the purchase of certain aircraft by entering into sale-leaseback transactions, as indicated on page 36 of the 2013 Form 20-F. Approximately $102 million of the funds paid in 2012 were returned in 2013 and accounted for as a reimbursement for cash flow presentation purposes.

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Also, as requested by the Staff, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your consideration of the Company’s responses. If you or any other member of the Staff has any further questions or comments concerning the response, or if you require additional information, please do not hesitate to contact Jose Montero, Chief Financial Officer, at 011 (507) 304 2555 or Maria Simons, Director of Finance, at 011 (507) 304 2675.

Very truly yours,

/s/ Mr. Jose Montero

Mr. Jose Montero

Chief Financial Officer

Copa Holdings, S.A.

cc:
Duane McLaughlin
Danya Harnett-Robinson

Cleary Gottlieb Steen & Hamilton LLP

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